FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 12, 2015, announcing that Gilat is streamlining its organization to better benefit from significant growth opportunities in the market.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 13, 2015	By: /s/ Ran Tal
Ran Tal VP General Counsel

Gilat Announces Structural Organizational Changes
to Support Key Strategic Opportunities

Petah Tikva, Israel – October 12, 2015 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today announced it is streamlining its organization to better benefit from significant growth opportunities in the market.

Dov Baharav, Chairman and interim CEO of Gilat said: “We are witnessing several trends in the industry accelerate, including: a shift to High Throughput Satellites (HTS), enhanced need for comprehensive services and turnkey solutions, the growth of Rural Broadband Internet (as was just demonstrated by Facebook’s new initiative for Africa), deployment of HTS satellite communication in China, and in-flight connectivity (IFC).
Therefore we are shifting focus to better support the following growth drivers:

1.	HTS - Gilat will continue to drive meaningful partnerships with HTS Operators, leveraging our leading technology in the market and our breadth of services to deploy and operate the ground segment.

2.
IFC – We are placing major focus on developing our new dual band Ka/Ku terminal, as well as leveraging our uniquely developed Phased Array antennas, to serve the high growth market of In-flight Connectivity.

3.	Rural Internet Broadband – Building on our vast experience from the Fitel projects in Peru and identifying additional markets to expand into, bringing internet broadband to rural areas.

4.	Enhancing our offering to provide comprehensive turnkey solutions to Telco’s and large enterprises.

5.	The Chinese market – our recent win in the yet untapped Chinese market presents us with a very significant opportunity, encompassing all of the above business drivers in a single territory."

In order to take full advantage of the above Gilat has adjusted its organization. First, our Commercial division will continue focusing on the HTS market, while driving broader solutions, enhancing our offering to combine technology and services.  Secondly, our Strategic Initiatives Division will encompass our IFC activity, Wavestream, Defense and the Chinese market, which will be addressed with a special focus.

"These adjustments will also result in several changes to our management team and structure," Dov Baharav continued.

"In addition, our CFO, Yuval Ronen, has decided to leave Gilat. He will be replaced by Adi Sfadia, who will be joining us on December 1st 2015. Adi will be joining after serving as CFO of Starhome-Mach and previously as CFO of Radvision (NASDAQ: RVSN). He has also spent five years with Ernst & Young. I would like to thank Yuval for his contribution to Gilat during his term,” added Dov Baharav.

“With the structural change and our promising strategic opportunities, I am confident we will achieve profitable growth in 2016 and beyond, making Gilat the global leader of satellite networks solutions and the partner of choice for large complex projects for Satellite Operators, Telcos, and other large enterprises,” concluded Dov.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.
With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat’s controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com